Exhibit 19.1

Charging Robotics Inc.

Insider Trading Policy

I.	Introduction

This policy determines acceptable transactions in the securities of Charging Robotics Inc. (the “Company”) by our employees, officers, directors and certain consultants. During the course of your employment, directorship or consultancy with the Company, you may receive important information that is not yet publicly available (“inside information”), about the Company or about other publicly-traded companies with which the Company has business dealings. Because of your access to this inside information, you may be in a position to profit financially by buying or selling, or in some other way dealing, in the Company’s stock, or stock of another publicly-traded company, or to disclose such information to a third party who does so profit from the inside information you provided (a “tippee”).

II.	Insider Trading Policy

A.	Securities Transactions

Use of inside information by someone for personal gain, or to pass on, or “tip,” the inside information to someone who uses it for personal gain, is illegal, regardless of the quantity of shares, and is therefore prohibited. You can be held liable both for your own transactions and for transactions effected by a tippee, or even a tippee of a tippee. Furthermore, it is important that the appearance of insider trading in securities be avoided. The only exception is that transactions directly with the Company, e.g., option exercises for cash or purchases under an employee stock purchase plan, are permitted. However, the subsequent sale (including the sale of shares in a cashless exercise program) or other disposition of such stock is fully subject to these restrictions.

B.	Inside Information

As a practical matter, it is sometimes difficult to determine whether you possess inside information. The key to determining whether nonpublic information you possess about a public company is inside information is whether dissemination of the information would likely affect the market price of the company’s stock or would likely be considered important, or “material,” by investors who are considering trading in that company’s stock. Certainly, if the information makes you want to trade, it would probably have the same effect on others. Remember, both positive and negative information can be material. If you possess inside information, you may not trade in a company’s stock, advise anyone else to do so or communicate the information to anyone else until you know that the information has been publicly disseminated. This means that in some circumstances, you may have to forego a proposed transaction in a company’s securities even if you planned to execute the transaction prior to learning of the inside information and even though you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting. “Trading” includes acquiring and/or disposing or securities, engaging in short sales, transactions in put or call options, hedging transactions and other inherently speculative transactions, and includes entering into an agreement to do so and/or procuring another person to do so.

Inside information can be either positive or negative information

Although by no means an all-inclusive list, information about the following items may be considered to be inside information until it is publicly disseminated:

●	financial results or forecasts (including a material change in anticipated earnings);

●	confirming or updating previous disclosures or analysts’ reports;

●	major product or technological developments;

●	major contract awards or cancellations;

●	M&A activity, including acquisitions or dispositions of assets or divisions;

●	pending public or private sales of debt or equity securities;

●	strategic plans;

●	declaration of stock splits, dividends or changes in dividend policy;

●	top management or control changes;

●	possible tender offers or proxy fights;

●	significant write-offs;

●	significant litigation or settlements;

●	impending bankruptcy;

●	loan defaults;

●	gain or loss of a significant license agreement or other contracts with customers or suppliers;

●	pricing changes or discount policies;

●	the gain or loss of significant customers, suppliers or business partners;

●	corporate partner relationships or joint venture developments; and

●	governmental actions or regulations.

For information to be considered publicly disseminated, it must be widely disclosed through a press release or SEC filing, and a sufficient amount of time must have passed to allow the information to be fully disclosed. Generally speaking, information will be considered publicly disseminated after a reasonable period has elapsed. Indicatively, the Company considers that allowing one full trading day to elapse since the date of public disclosure of the information satisfies this requirement. For example, if an announcement of inside information of which you were aware was made prior to trading on Wednesday, then you may execute a transaction in the Company’s securities on Thursday and if an announcement was made after close of trading on Wednesday, you could execute the transaction on Friday.

III.	Stock Trading by Directors, Officers and Other Employees

We require Insiders (as defined below) to do more than refrain from insider trading. We require that they limit their transactions in the Company’s stock to defined time periods following public dissemination of quarterly, interim and annual financial results and notify, and in some instances receive approval from, the Compliance Officer prior to engaging in transactions in the Company’s stock and observe other restrictions designed to minimize the risk of apparent or actual insider trading.

All Insiders (as defined below) are responsible for ensuring they are fully aware of, and comply with, all legal requirements in respect of securities trading, including under applicable legislation. The provisions in this Trading Policy are in addition to all applicable legislative requirements regarding insider trading and the rules of any stock exchange on which the Company’s securities are listed, which apply to a broader category of persons than, but including, Insiders.

The Company has appointed its Director of Finance as the Company’s Insider Trading Compliance Officer (the “Compliance Officer”).

A.	Covered Insiders

The provisions outlined in this Insider Trading policy apply to all employees, directors, and officers of the Company, and any consultant of the Company that is specifically designated by the Compliance Officer (collectively, “Insiders”). Generally, any entities or family members of those individuals whose trading activities are controlled or influenced by any of such persons should be considered to be subject to the same restrictions.

B.	Window Period

Generally, except as set forth in this paragraph B and in paragraphs C, D and G of this policy, Insiders may buy or sell securities of the Company only during a “window period” that opens after one full trading day has elapsed after the public dissemination of the Company’s annual, interim or quarterly financial results and closes on the last trading day two weeks before the end of any fiscal quarter for which the Company prepares financial statements. This window period may be closed early or may not open if, in the judgment of the Company’s Compliance Officer, there exists undisclosed information that would make trades by members of the Company’s directors, officers or employees inappropriate. It is important to note that the fact that the window period has closed early or has not opened should be considered inside information. An Insider who believes that special circumstances require him or her to trade outside the window period should consult with the Company’s Compliance Officer. Permission to trade outside the window period will be granted only where the circumstances are extenuating and there appears to be no significant risk that the trade may subsequently be questioned. Each Insider is responsible for ensuring they comply with this policy where they seek to trade during a window period.

C.	Exceptions to Window Period

1. Option/Warrant Exercises. Insiders may exercise options/warrants for cash granted under the Company’s equity incentive plans without restriction to any particular period in light of information then available to the public. However, the subsequent sale of the stock (including sales of stock in a cashless exercise) acquired upon the exercise of options/warrants is subject to all provisions of this policy.

2. 10b5-1 Automatic Trading Programs. In addition, purchases or sales of the Company’s securities made pursuant to, and in compliance with, a written plan established by a director, officer or other employee that meets the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (a “Trading Plan”) may be made without restriction to any particular period provided that (i) the Trading Plan was established in good faith, in compliance with the requirements of Rule 10b5-1, at the time when such individual was not in possession of material nonpublic information about the Company and the Company had not imposed any trading blackout period, (ii) the Trading Plan was reviewed by the Company prior to establishment, solely to confirm compliance with this policy and the securities laws, and (iii) the Trading Plan allows for the cancellation of a transaction and/or suspension of such Trading Plan upon notice and request by the Company to the individual if any proposed trade (a) fails to comply with applicable laws (e.g., exceeding the number of shares that may be sold under Rule 144) or (b) would create material adverse consequences for the Company. The Company must be notified of the establishment of any such Trading Plan, any amendments to such Trading Plan and the termination of such Trading Plan.

D.	Pre-Clearance and Advance Notice of Transactions

In addition to the requirements of paragraph B above, Insiders that the Compliance Officer deems to have routine access to material non-public information (“Access Insiders”) may not engage in any transaction in the Company’s securities, including any purchase or sale in the open market, loan or other transfer of beneficial ownership without first obtaining pre-clearance of the transaction from the Company’s Compliance Officer, at least two business days in advance of the proposed transaction. The Compliance Officer will then determine whether the transaction may proceed. Pre-cleared transactions not completed within five business days shall require new pre-clearance under the provisions of this paragraph. The Company may, at its discretion, shorten such period of time.

Pre-clearance by the Compliance Officer is subject to and conditional upon the relevant Access Insider(s) compliance with this policy, including but not limited to ensuring they are not in possession of material nonpublic information at the time of the trade, which remains the sole responsibility of such Access Insider(s).

Advance notice of gifts or an intent to exercise an outstanding stock option shall be given to the Compliance Officer. To the extent possible, advance notice of upcoming transactions to be effected pursuant to an established Trading Plan under Section III.C.2 above shall also be given to the Compliance Officer.

The following shall be considered Access Insiders, unless otherwise determined by the Compliance Officer from time to time: the Company’s Chief Executive Officer, the Company’s Principal Financial Officer (currently, the Director of Finance) and all the members of the Company’s Board of Directors. The Compliance Officer may further designate any other insider as an Access Insider from time to time.

E.	Prohibition of Speculative or Short-term Trading

No Insider may engage in short sales, transactions in put or call options, hedging transactions, margin accounts or other inherently speculative transactions with respect to the Company’s stock at any time.

F.	Control Stock

Directors and officers should take care not to violate the restrictions on sales by control persons (Rule 144 under the U.S. Securities Act of 1933, as amended), and should file any notices of sale required by Rule 144.

IV.	Duration of Policy’s Applicability

This policy applies to employees, officers, directors, and certain consultants during their engagement with the Company. However, insider trading laws continue to apply even after your relationship with the Company ends. If you possess inside information at the time your employment, directorship, or consultancy terminates, such laws would likely prohibit you from trading in the Company’s securities or those of other companies with which the Company does business, until the information has been publicly disclosed or is no longer material. We recommend that you consult with your own legal counsel to ensure compliance with applicable laws and to avoid engaging in any illegal activity.

V.	Penalties

Anyone who effects transactions in the Company’s stock or the stock of other public companies engaged in business transactions with the Company (or provides information to enable others to do so) on the basis of inside information is subject to both civil liability and criminal penalties, as well as disciplinary action by the Company. An Insider who has questions about this policy should contact his or her own attorney or our Compliance Officer, Gadi Levin at <gadi@ninetysixcapital.com>.

* * *

5